UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

THE DIXIE GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $3.00 Per Share

(Title of Class of Securities)

255579-10-4

(CUSIP Number)

John F. Henry, Jr.

Miller & Martin LLP

1000 Volunteer Building, 832 Georgia Avenue

Chattanooga, TN 37402

423-756-6600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 2, 2007**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 2 of 7 Pages
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, 00]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 681,912
	8.	SHARED VOTING POWER 325,237
	9.	SOLE DISPOSITIVE POWER 527,946
	10.	SHARED DISPOSITIVE POWER 325,237
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,149
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.67%
14.		TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE:

This Amendment No. 8 to the Schedule 13D filed by Daniel K. Frierson with respect to holdings and transactions in the Common Stock, par value $3.00 per share (the “Common Stock”) and the Class B Common Stock par value $3.00 per share (the “Class B Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), amends and supplements Amendment No. 7 to such Schedule 13D, filed by Daniel K. Frierson with the Securities and Exchange Commission on December 22, 2005, and is being filed to reflect the results of Mr. Frierson’s transactions in the Common Stock and Class B Common Stock that have occurred since the filing of Amendment No. 7.

Item 1.

Security and Issuer.

No Change.

Item 2.

Identity and Background.

No Change.

Item 3.

Source and Amount of Funds or Other Consideration.

Not applicable for purposes of this Amendment No. 8.

Item 4.

Purpose of Transaction.

No Change.

Item 5.

Interest in Securities of the Issuer.

The information set forth under Item 5(a) is hereby amended and restated in its entirety as follows:

As of the date hereof, Mr. Frierson maybe deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,007,149 shares of Common Stock1 constituting approximately 7.67% of the 13,128,020 shares of Common Stock that were deemed to be outstanding as of March 22, 2007. 2

The information set forth under Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Frierson may be deemed to have the sole power to vote 681,912 of the shares of Common Stock for which beneficial ownership is reported. 4

Mr. Frierson may be deemed to have the sole power to dispose of 527,946 shares of Common Stock.5

**********

(1) Includes: (i) 661 shares of Common Stock held directly by Mr. Frierson as to which he has sole voting and sole investment power; (ii) 13,738 shares of restricted stock which have not vested, issued as shares of Common Stock, and as to which Mr. Frierson has sole voting and no investment power; (iii) 108,168 shares of Common Stock owned by the children of Daniel K. Frierson, their spouses and his grandchildren (including exercisable options to acquire 35,000 shares of Common Stock) and as to which he may be deemed to share voting and investment power; (iv) options, held by Mr. Frierson, which are exercisable within 60 days of the date hereof, to purchase 185,577 shares of Common Stock, as to which Mr. Frierson may be deemed to have sole investment and sole voting power; (iv) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement Account, as to which he has sole investment and sole voting power; and (v) the deemed conversion of 695,438 shares of Class B Common Stock, held as described in Note 3 below.  All such shares of Class B Common Stock are held subject to a shareholder’s agreement by and among Mr. Frierson, his wife and his children, pursuant to which Mr. Frierson has been granted a proxy to vote such shares until October 11, 2015, so long as they remain shares of Class B Common Stock.  Such agreement is described below and attached hereto as Exhibit 99.1.  For purposes of this report, Mr. Frierson may be deemed to share voting and investment power with respect to all shares of Common Stock that would result from the conversion of such Class B Common Stock held by his wife, their children, and his grandchildren. He expressly disclaims beneficial ownership of the shares of Common Stock that would result from the conversion of the shares of Class B Common Stock held by his wife, his children, and his grandchildren.

(2) 916,015 shares of Common Stock are added to the 12,212,005 shares of Common Stock reported as outstanding  as of March 22, 2007, to reflect (i) the assumed conversion of the 695,438 shares of Class B Common Stock, which are held as described in Footnote 3 below, and (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 220,577 shares of Common Stock.

(3) Of the 695,438 shares of Class B Common Stock disclosed, 149,315 of such shares represent restricted stock awards which have been issued as shares of Class B Common Stock, but have not vested.  Such shares of Class B Common Stock are convertible, on a share-for-share basis, to shares of Common Stock upon vesting of the underlying  award.  The remaining 546,447 shares of Class B Common Stock are immediately convertible on a share-for-share basis into shares of Common Stock and are held as follows: (i) 332,655 shares of Class B Common Stock are held directly by Mr. Frierson; (ii) 94,879 shares of Class B Common Stock are held by Mr. Frierson’s wife;  (iii) 17,060 shares of Class B Common Stock are held by him, as co-trustee, under Agreement with Rowena K. Frierson for the benefit of his family;  (iv) an aggregate of 96,043 shares of Class B Common Stock are held by his children and grandchildren; and (v) 5,486 shares of Class B Common Stock held by him as trustee.  For purposes of this report, unvested restricted stock awards issued as shares of Class B Common Stock are treated as immediately convertible on a share-for-share basis into shares of Common Stock.

(4) Consists of (i) 661 shares of Common Stock held directly by Mr. Frierson; (ii) 13,738 shares of restricted stock which have not vested, issued as shares of Common Stock; (iii) options, which are exercisable within 60 days of the date hereof to purchase 185,577 shares of Common Stock; (iv) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement account; (v) 332,655 shares of Class B Common Stock held directly by Mr. Frierson and convertible on a share-for-share basis into Common Stock;  (vi) 5,486 shares of Class B Common Stock held by him as trustee and convertible into Common Stock on a share-for-share basis and (vii) 153,966 shares of restricted stock which have not vested.

(5) Such shares exclude 153,966 shares of restricted stock which have not vested from the total number of shares of Common Stock as to which Mr. Frierson may be deemed to have sole dispositive power.

************

Mr. Frierson may be deemed to share the power to vote and dispose of 325,237 of the shares of Common Stock for which beneficial ownership is reported, including (i) 108,168 shares of Common Stock held by his wife, children, and grandchildren; and (ii) the deemed conversion of 217,069 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock.

The 108,168 shares of Common Stock as to which Mr. Frierson shares voting and investment power are held by his children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown) their spouses, and his grandchildren.  Their address for purposes of this filing is 104 Nowlin Lane, Suite 101, Chattanooga, Tennessee 37421.

The 217,069 shares of Class B Common Stock (convertible on a share-for-share basis into Common Stock, and deemed to be so converted solely for purposes of reporting beneficial ownership herein) as to which Mr. Frierson shares voting and investment power consist of an aggregate of 200,009 shares of Class B Common Stock owned by Mr. Frierson’s children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown) and his wife (Joan H. Frierson), whose address for purposes of this filing is 104 Nowlin Lane, Suite 101, Chattanooga, Tennessee 37421, and 17,060 shares of Class B Common Stock held by Mr. Frierson as co-trustee, and convertible on a share-for-share basis into shares of Common Stock.

Mr. Frierson formerly reported beneficial ownership of 85,304 shares of Class B Common Stock held by him as co-trustee of each of five family trusts.  As of August 1, 2006, Mr. Frierson resigned as trustee of four of such trusts. As a result of such resignation, he does not possess any authority to vote 68,244 of the shares of Class B Common Stock held by such trusts when and if they are converted into shares of Common Stock.  He is co-trustee of the remaining trust for the benefit of his family, and the 17,060 shares of Class B Common Stock held by such trust are deemed converted for purposes of this report and included in the shared investment and shared voting power totals, as described above.  Pursuant to the terms of the four remaining trusts, Mr. Frierson may, however vote the shares of Class B Common Stock held by such trusts until such shares are converted to Common Stock, sold or until August 1, 2010, whichever first occurs.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

The information set forth under Item 5(c) is hereby amended to include the following:

Effective December 19, 2005, Mr. Frierson entered into the Shareholder Voting Agreement described below in Item 6 with his wife (Joan H. Frierson) and his five children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown).  Effective March 2, 2007, Mr. Frierson: (i) exercised three (3) outstanding options to acquire common stock, two of which involved surrender of shares received upon exercise of the options to the Company in payment of all or a portion of the exercise price; (ii) received a grant of restricted stock under the Company’s 2006 Incentive Compensation Plan, a portion of which grant was, at Mr. Frierson’s election, taken as shares of Class B Common Stock; (iii) elected to receive a vested award of restricted shares of Common Stock as shares of Common Stock and Class B Common Stock; (iv) made gifts of Class B Common Stock to two of his grandchildren; (v) exchanged shares of Common Stock held in trust for an equal number of shares of Class B Common Stock; and (vi) sold certain shares of Common Stock in order to pay withholding taxes on the vested restricted stock grant.  The net result of these transactions, reported by Mr. Frierson on Form 4, was a reduction in the number of shares of Common Stock, $3 par value held by Mr. Frierson by 13,434 shares and an increase in the number of shares of Class B Common Stock held by him of 37,303 shares.    As a result of transactions in the common stock and Class B Common Stock in which Mr. Frierson’s son, D. Kennedy Frierson, Jr. engaged on March 2, 2007 (award of restricted stock) and March 12, 2007 (exercise of stock options), Mr. Frierson’s beneficial ownership of common stock for purposes of this report on Form 13D may be deemed to have increased by an additional total of 13,389 shares.

As a result of the forgoing transactions in Common Stock and Class B Common Stock by Mr. Frierson and certain members of his family since the filing of Amendment No. 7, Mr. Frierson’s beneficial ownership of Common Stock may be deemed to have increased by an aggregate of 91,574 shares, or .7%.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under this item is hereby amended as follows:

The Shareholder Agreement referenced in Amendment 6 to this Schedule 13D expired, in accordance with its terms, in October 2005.

Effective December 19, 2005, Mr. Frierson entered into a Shareholder Voting Agreement (the “Voting Agreement”), the participants in which are Mr. Frierson, his wife (Joan H. Frierson) and his children (D. Kennedy Frierson, Jr.; James B. Frierson; Elizabeth Haley Frierson; Rowena F. Barker; and Emily F. Brown). The new Voting Agreement covers 695,438 of the shares of Class B Common Stock as to which Mr. Frierson has reported beneficial ownership herein, consisting of (i) 332,655 shares of Class B Common Stock owned directly by Mr. Frierson (ii) an aggregate of 200,009 shares of Class B Common Stock owned by Mr. Frierson's wife, children, and grandchildren;  (iii) 17,060 shares of Class B Common Stock held by him as co-trustee; (iv) 140,228 shares of Class B Common Stock awarded to Mr. Frierson as restricted stock, which shares have not yet vested, and (v) 5,486 shares of Class B Common Stock held by him as trustee.

Pursuant to the terms of the Voting Agreement, Mr. Frierson has been granted an irrevocable proxy to vote all such shares during the term of the Voting Agreement, which expires October 11, 2015. The Voting Agreement may not be amended or terminated except by means of a written agreement signed by all of the participants. Mr. Frierson's wife and children (and any of their designated successors under the Voting Agreement) may transfer their shares of Class B Common Stock covered thereby, subject to a requirement that they first offer to exchange such shares for a like number of shares of Common Stock held by Mr. Frierson. Each of the parties to the Voting Agreement has the right (but not the obligation) to make a written designation of a successor who shall be entitled to all of his or her respective rights under the Voting Agreement in the event of his or her death or incapacity. Unless subsequently revoked in writing pursuant to the terms of the Voting Agreement, Mr. Frierson's designated successor pursuant to this provision is his son, D. Kennedy Frierson, Jr.

Item 7.

Material to Be Filed as Exhibits.

99.2 Shareholder Voting Agreement, dated December 19, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

April 10, 2007

/s/ Daniel K. Frierson

Daniel K. Frierson